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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13D
                               (RULE 13d-101)

                              AMENDMENT NO. 1

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
           AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                       Todhunter International, Inc.
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                              (Name of Issuer)

                        Common Stock, $.01 Par Value
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                       (Title of Class of Securities)

                                889050 10 0
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                               (CUSIP Number)

                          A. Kenneth Pincourt, Jr.
                      222 Lakeview Avenue, Suite 1500
                       West Palm Beach, Florida 33401
                                561-655-8977
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                    July 21, 1999
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               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                            SCHEDULE 13D - AMENDMENT NO. 1

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CUSIP No. 889050 10 0                                         Page 2 of 4 Pages

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1    NAMES OF REPORTING PERSONS                        A. Kenneth Pincourt, Jr.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) / /
                                                                        (b) / /
     N/A

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*                                                        OO

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                          / /

     N/A

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6    CITIZENSHIP OR PLACE OF ORGANIZATION                                U.S.A.

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NUMBER OF      7    SOLE VOTING POWER                              1,125,678(1)
SHARES         ----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER                                    0
OWNED BY       ----------------------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER                         1,125,678(1)
REPORTING      ----------------------------------------------------------------
PERSON WITH    10   SHARED DISPOSITIVE POWER                               0

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                                      1,125,678(1)

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  22.92%

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14   TYPE OF REPORTING PERSON*                                               IN

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(1) Includes 179,693 shares of Todhunter International, Inc. Common Stock held by the Ferne P. Pincourt Revocable Trust, dated April 7, 1992.

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1.  SECURITY AND ISSUER

     The class of equity security to which this Schedule 13D relates is the common stock, par value $.01 per share ("Todhunter Common Stock"), of Todhunter International, Inc., a Delaware corporation ("Todhunter" or the "Issuer"). The principal executive offices of Todhunter are located at 222 Lakeview Avenue, Suite 1500, West Palm Beach, Florida 33401.

Item 2.  IDENTITY AND BACKGROUND

     a.   A. Kenneth Pincourt, Jr.

     b.   222 Lakeview Avenue, Suite 1500
          West Palm Beach, Florida 33401.

     c.   Chairman of the Board and Chief Executive Officer, Todhunter.

     d.   Not applicable.

     e.   Not applicable.

     f.   U.S.A.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Pincourt originally acquired all of his shares of Todhunter as founder shares.

     On July 21, 1999, pursuant to a Stock Purchase Agreement (the "Agreement") of such date between Mr. Pincourt and Angostura Limited, a Trinidad corporation ("Angostura"), Mr. Pincourt sold 1,000,000 shares of Todhunter Common Stock to Angostura for $10.00 per share in a private transaction.

Item 4.  PURPOSE OF TRANSACTION

     See response to Item 3 above.

     d. Pursuant to the Agreement, Mr. Pincourt has agreed to nominate and use his best efforts to cause to be elected two individuals designated by Angostura for election to the board of directors of Todhunter.

     There are no plans or proposals by Mr. Pincourt to take any of the actions listed in Item 4(a)-(c), (e)-(j).

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

     a. As of July 21, 1999, Mr. Pincourt beneficially owned 1,125,678 shares of Todhunter Common Stock consisting of (i) 885,985 shares held by Mr. Pincourt

                                   Page 3 of 4
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          directly; (ii) 179,693 shares of which Mr. Pincourt has sole voting and investment power as trustee, pursuant to the Ferne Pincourt Revocable Trust Agreement, dated April 7, 1992, and (iii) 60,000 shares that may be acquired within 60 days of July 21, 1999 upon the exercise of outstanding options under the Todhunter 1992 Employee Stock Option Plan, as amended. This amount equals 22.92% of the outstanding shares of the Issuer, based on the shares outstanding as of May 7, 1999 (as reported in the Issuer's Form 10-Q filed with the SEC on May 14, 1999).

     b. Mr. Pincourt has sole voting and investment power with respect to all 1,125,678 shares of Todhunter Common Stock described in response to
          Item 5(a) above.

     c. In addition to the transaction described in response to Item 3 above, on May 27, 1999, 13,900 shares beneficially owned by Mr. Pincourt were sold on the American Stock Exchange for $8.125 per share.

     d.   Not applicable.

     e.   Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     See response to Item 3 above.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

     1. Stock Purchase Agreement, dated July 21, 1999, between Angostura Limited and A. Kenneth Pincourt, Jr.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 6, 1999



                                   /s/ A. Kenneth Pincourt, Jr.
                                   ----------------------------
                                   A. Kenneth Pincourt, Jr.


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